OMC 8/15/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 17615

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/10 (MM/DD/YY) AND ENDING 3/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pflueger & Baerwald Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith Maloney Accountancy Corp.

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11023044

ICW 9/12

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PFLUEGER & BAERWALD INC.
INVESTMENTS

220 SANSOME STREET, SUITE 700
SAN FRANCISCO, CA 94104
TEL: (415) 421-4171
FAX: (415) 391-9997

Statement of Financial Condition as of March 31, 2011 (Audited)

ASSETS

Cash	$ 20,307
Cash held in reserve bank accounts in compliance with SEC Rule 15c3-3	1,500
Receivables from brokers, dealers and clearing organizations	548,940
Firm Investments, at market (cost $78,190)	138,733
Other Assets	151,977
Total Assets	$ 861,457

LIABILITIES

Bank Loans Payable	$ 0
Payable to brokers, dealers and clearing organizations	1,218
Accounts payable and accrued expenses	48,233
Total Liabilities	$ 49,451
Stockholders' Equity	812,006
Total Liabilities and Stockholders' Equity	$ 861,457

NOTES TO STATEMENT OF FINANCIAL CONDITION

1) Pflueger & Baerwald Inc. is subject to the Uniform Net Capital Rule (Rule 15c3-1, the "Rule") under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital. The firm has elected to use the alternative method permitted by the Rule, which requires that the firm maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At March 31, 2011 the firm had net capital of $750,129, which was 0% of aggregate debit balances[1] and $500,129 in excess of its required net capital of $250,000.

2) In accordance with Rule 17a-5 of the U.S. Securities and Exchange Commission ("SEC"), the firm files Form X-17A-5 quarterly with the firm's designated examining authority. Such filing is available for inspection at the firm's office or at the regional office of the SEC.

3) The Statement of Financial Condition of the most recent annual audit report of the firm pursuant to Rule 17a-5 is available for inspection at the firm's office or at the regional office of the SEC.

[1] The firm carried no aggregate debit balances arising from customer transactions.

Smith Maloney
Accountancy Corporation

CERTIFIED PUBLIC ACCOUNTANTS
JIM SMITH • KENT P. MALONEY
4535 MISSOURI FLAT ROAD, SUITE 2D • P.O. BOX 1068
PLACERVILLE, CA 95667
PH: (530) 622-2460 FAX: (530) 622-0156
EMAIL: SMAC@CPA4U.COM WEBSITE: WWW.CPA4U.COM

The Board of Directors
Pflueger & Baerwald Inc.
San Francisco CA 94104

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Pflueger & Baerwald Inc. as of March 31, 2011, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Accordingly, we included a review of the accounting system, the internal accounting control, and procedures for safeguarding securities. We believe that our audit provides a reasonable basis for our opinion and the procedures meet Security and Exchange Commission objectives.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pflueger & Baerwald Inc. as of March 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smith Maloney Accountancy Corp.
Placerville, California
May 26, 2011